Filed by Verde Bio Holdings, Inc.

Commission File No. 000-54524

Registration Statement on Form S-4: 333-277649

 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934, as amended

Subject Company: Verde Bio Holdings, Inc.

Commission File No. 000-54524

Date: April 24, 2024

On April 24, 2024, Verde Bio Holdings, Inc, and SensaSure Technologies Inc. issued the following joint press release.

SensaSure Technologies and Verde Bio Holdings Provide Update on Pending Merger

Registration Statement on Form S-4 Declared Effective by the Securities and Exchange Commission

Special Meeting of SensaSure and Verde Stockholders to be held on May 9, 2024

Merger Expected to Close by the end of May 2024

LAS VEGAS, NEVADA, April 24, 2024 (GLOBE NEWSWIRE) -- SensaSure Technologies, Inc. (OTCQB: SSTC) (“SensaSure”) and Verde Bio Holdings, Inc. (OTC: “VBHI”) (“Verde” or the “Company”), a growing oil and gas company with a focus on the acquisition and management of oil and gas minerals and royalties, today provided an update on the pending merger (the “Merger”) of Formation Minerals, Inc., a wholly owned subsidiary of SensaSure (“Merger Sub”), with and into Verde, with Verde continuing as the surviving entity and a wholly owned subsidiary of SensaSure, pursuant to an agreement and plan of merger, dated as of December 11, 2023 and amended as of February 8, 2024 (the “Merger Agreement”). On April 10, 2024, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4, as amended, filed by SensaSure, which includes a joint proxy statement/prospectus with respect to the shares of SensaSure capital stock to be issued to Verde stockholders in the Merger and the special meetings of SensaSure and Verde stockholders to approve various matters in connection with the Merger (the “Proxy Statement/Prospectus”).

SensaSure and Verde will each hold a special meeting of stockholders at the offices of Sullivan & Worcester LLP at 1633 Broadway, New York, New York 10019, on May 9, 2024 at 10:00 a.m. and 11:00 a.m., Eastern Time, respectively, for their respective stockholders of record as of April 1, 2024 to approve various matters in connection with the Merger, and have each mailed a copy of the Proxy Statement/Prospectus to their stockholders as of such record date.

The Merger Agreement contains certain closing conditions customary for transactions similar to the Merger, which have been satisfied or waived, or which the parties expect to be satisfied or waived shortly after the special meetings, including the approval of the Merger Agreement by Verde stockholders. The Merger is expected to close by May 31, 2024 or as soon as practicable following such meetings, assuming the receipt of the requisite stockholder approvals. Following the closing of the Merger, SensaSure expects to merge Verde with and into itself and change its name to “Formation Minerals, Inc.” and expects that its shares of common stock will continue to trade on the OTCBB.

SensaSure and Verde stockholders are urged to read the Proxy Statement/Prospectus, including, among other things, the reasons for the unanimous recommendation by each company’s board of directors that all stockholders vote “FOR” ALL PROPOSALS included in the Proxy Statement/Prospectus in advance of the special meetings by telephone, via the Internet or by signing, dating and returning the applicable proxy card upon receipt by following the instructions on the proxy card. If you are a SensaSure stockholder and have any questions or need assistance voting, please contact SensaSure by telephone at (347) 325-4677or by email at info@pcgadvisory.com. If you are a Verde stockholder and have any questions or need assistance voting, please contact Verde by telephone at (972) 217-4080 or by email at info@pcgadvisory.com. SensaSure or Verde stockholders can also contact Broadridge Financial Solutions, Inc. to request additional copies of the Proxy Statement/Prospectus or the proxy cards or voting instruction forms, as applicable, at: (800) 579-1639. If you are a stockholder of SensaSure or Verde and would like to request documents, please do so by May 2, 2024, to receive them before the special meetings. Stockholders whose shares are held of record by a broker, bank, or other nominee should contact their broker, bank, or nominee for additional information and to ensure that their shares are voted.

Your vote “FOR” ALL PROPOSALS is important, no matter how many or how few shares you own.

About SensaSure Technologies, Inc.

Until November 2023, SensaSure Technologies, Inc. (OTCQB: SSTC) was a medical technology or “MedTech” company that supplied a simple device and method to collect a breath sample for lab-based analysis. Subsequent to the six months ended October 31, 2023, management of SensaSure has been in the process of establishing a new business segment to develop energy related businesses which led to the entry into the pending Merger transaction.

About Verde Bio Holdings, Inc.

Verde Bio Holdings, Inc. (OTC: VBHI) is an oil and gas company engaged in the acquisition and management of mineral and royalty interests in lower risk, onshore oil and gas properties within the major oil and gas plays in the U.S. The Company’s dual-focused growth strategy relies primarily on leveraging management’s expertise to grow through the strategic acquisition of revenue producing royalty interest and strategic and opportunistic non-operated working interests.

Additional Information and Where to Find It

In connection with the Merger and related transactions, SensaSure has filed with the SEC the registration statement that includes the Proxy Statement/Prospectus. Before making any voting or investment decision, investors and security holders of SensaSure and Verde and other interested parties are urged to read the Proxy Statement/Prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they contain and will contain important information about the transaction and the parties to the transaction. Investors and security holders may obtain free copies of the registration statement and amendments (when available), the Proxy Statement/Prospectus and other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SensaSure are also available by contacting SensaSure by email at info@pcgadvisory.com. Copies of the documents filed with the SEC by Verde are also available free of charge on Verde’s website at https://investors.verdebh.com/financial-information/sec-filings or by contacting Verde by email at ir@verdebh.com

Participants in the Solicitation

SensaSure, Verde and their respective directors and executive officers and other employees may be considered participants in the solicitation of proxies from the stockholders of SensaSure or Verde with respect to the transaction. Information about the directors and executive officers of SensaSure is set forth in its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 filed with the SEC on August 14, 2023. Information about the directors and executive officers of Verde is set forth in its Annual Report on Form 10-K for the fiscal year ended April 30, 2023 filed with the SEC on August 2, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the transaction. Stockholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, SensaSure’s and Verde’s expectations with respect to the proposed Merger, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of SensaSure’s and Verde’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SensaSure’s and Verde’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Merger Agreement by the Verde’s stockholders, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the failure to obtain any applicable regulatory approvals required to consummate the Merger, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Merger, (vi) the effect of the announcement or pendency of the transaction on SensaSure’s and Verde’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the Merger, (ix) the outcome of any legal proceedings that may instituted against SensaSure or Verde, regarding the proposed Merger, (x) the ability to maintain the listing of SensaSure’s or Verde’s securities on the OTC prior to the Merger, (xi) the risk that SensaSure or Verde is not able to maintain and enhance its brand and reputation in its marketplace, adversely affecting SensaSure’s or Verde’s business, financial condition and results of operations, (xii) the risk that periods of rapid growth and expansion could place a significant strain on SensaSure’s resources, including its employee base, which could negatively impact SensaSure’s operating results; (xiii) the risk that SensaSure may never achieve or sustain profitability; (xiv) the risk that SensaSure may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; and (xv) other risks and uncertainties indicated from time to time in the Registration Statement. There may be additional risks that SensaSure or Verde does not know or that SensaSure and Verde currently believe to be immaterial that could also cause results to differ from those contained in any forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SensaSure assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described in the “Risk Factors” section of periodic reports filed by SensaSure or Verde with the SEC, the Proxy Statement/Prospectus and other documents filed or to be filed by SensaSure from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither SensaSure, nor Verde assumes any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither SensaSure, nor Verde gives any assurance that either SensaSure or Verde, or the combined company, will achieve its expectations.

For more information, contact:

Kirin Smith, President
PCG Advisory, Inc.
ksmith@pcgadvisory.com

3